Exhibit (2)(k)(2)

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (the “Agreement”) is made as of November 3, 2023, by and between FSG Operating LLC, a Texas limited liability company (“FSG”), and CAZ Strategic Opportunities Fund (the “Client”).

WHEREAS, FSG is in the business of providing certain accounting, consulting, compliance, operational and administrative services;

WHEREAS, Client desires to retain FSG to perform the services referenced herein and to enter into this Agreement in order to set forth the terms and conditions upon which FSG will render and implement such services.

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Responsibilities of FSG.

(a)	From and after the date of this Agreement, upon the terms and conditions hereinafter set forth, FSG agrees to provide to Client the Services set forth on the attached Exhibit A, as amended from time to time (the “Services”).

(b)	FSG undertakes to comply in all material respects with any applicable laws, rules and regulations of governmental authorities having jurisdiction with respect to the Services to be performed by FSG hereunder.

(c)	To the extent that FSG maintains books and records, whether created or received by it, on behalf of Client in the performance of the Services, including electronic books and records, FSG acknowledges that such books and records are the property of Client. Upon the request of Client, FSG shall provide copies of any such books and records to Client, including electronic copies of any such books and records which are kept in such format. Client shall have the right to inspect such books and records during FSG’s normal business hours upon reasonable notice. Upon termination of this Agreement, FSG will promptly deliver such books and records to Client or, at Client’s direction, to a duly appointed successor to FSG.

(d)	During the term of this Agreement, FSG shall retain the right, in FSG’s sole discretion, to hire, employ or terminate any of its employees, and to determine which employees of FSG shall be engaged in providing the Services to Client.

2.	Responsibilities of Client.

(a)	Client shall furnish FSG with any and all instructions, explanations, information, specifications and documentation deemed necessary by FSG in the performance of the Services and shall give FSG prompt notice of any changes thereto.

(b)	Client shall give timely instructions to FSG in regard to matters affecting the performance of the Services. Such instructions may be in writing, signed by an authorized person of Client, or may be sent via e-mail or by such other means as may be agreed upon from time to time by FSG and Client (including, without limitation, oral instructions). All oral instructions, to the extent permitted, shall be promptly confirmed in writing. Client shall certify to FSG in writing the names and specimen signatures of persons authorized to give instructions hereunder. FSG shall be entitled to rely upon the identity and authority of such persons until it receives written notice from Client to the contrary. FSG shall be entitled to rely fully on the accuracy and validity of any and all instructions, explanations, information, specifications and documentation furnished to it by Client and shall have no duty or obligation to review the accuracy, validity or propriety of such instructions, explanations, information, specifications or documentation. Client shall be responsible for operating in a manner that is consistent with its internal policies, applicable law and its governing and offering documents, and FSG shall have no responsibility for such matters except as expressly provided herein.

(c)	During the term of this Agreement, for no additional consideration, Client shall provide FSG and its employees and representatives access to such systems, software, databases, internet access, intranet access, virtual private network access and other resources as are reasonably necessary for FSG and its employees and representatives to provide the Services contemplated herein.

3.	Coordination of Professionals; Reliance on Professional Advice.

(a)	To the extent included in the Services, FSG may assist Client in the selection, coordination and monitoring of third-party service providers engaged by Client in connection with the management of its operations, including legal counsel, accountants, auditors, administrators, compliance consultants, tax advisors and other professional service providers. Client shall be ultimately responsible for any decisions with respect to the engagement or termination of such service providers and for providing direction to such service providers on substantive matters. Consistent with Section 9, Client acknowledges that FSG does not undertake to provide any legal, accounting or other professional services nor to provide substantive direction to any such professional service provider except with the consent and direction of Client. Client shall be responsible for payment of all invoices for fees, disbursements and expenses of such professional service providers in connection with their services on behalf of Client, whether such invoices are directed to Client or FSG.

(b)	FSG may, with respect to questions of law, request and obtain the advice and opinion of counsel to Client and shall be entitled to rely on the advice or opinion of such counsel. Client shall instruct its counsel to comply with any such request. The costs of any such advice or opinion shall be borne by Client.

4.	Compensation; Expenses.

(a)	In consideration for the Services to be performed hereunder by FSG, Client shall pay FSG the fees (the “Service Fees”) set forth on the attached Exhibit A, as amended from time to time. Service Fees reflected on any invoice shall be due and payable by Client to FSG within fifteen (15) days following Client’s receipt of such invoice.

(b)	Prior to incurring any other out-of-pocket expense on behalf of Client, FSG shall obtain prior approval from Client (“Reimbursable Expenses”). FSG shall provide to Client an itemized statement of all Reimbursable Expenses incurred by FSG with each periodic invoice for Service Fees. Such expense reimbursements shall be due and payable by Client to FSG within fifteen (15) days following receipt of such itemized statement.

(c)	Except for the Reimbursable Expenses and as may otherwise be provided herein, FSG will bear all expenses incurred by it in connection with the performance of the Services under this Agreement, including all general overhead and employment expenses of FSG.

(d)	In addition to the fees and other amounts payable by Client to FSG under this Agreement, Client shall be responsible for and directly pay all Taxes of any jurisdiction that may be assessed or imposed upon the Services provided by FSG under this Agreement or otherwise assessed or imposed in connection with the transactions contemplated by this Agreement, including sales, use, excise, value added, personal property, export, import and withholding taxes, excluding only Taxes based upon FSG’s income. Client further agrees to promptly reimburse FSG for any such Taxes payable or collectable by FSG. For purposes of this Agreement, “Taxes” mean any applicable taxes, withholding taxes, levies, duties, VAT, transaction fees, currency exchange fees, transfer pricing costs and other similar taxes, assessments, fees or charges imposed by a governmental body.

(e)	A late payment charge of 1.5% per month (annual rate of 18%), or the maximum rate allowed by law, whichever is less, will be added to all amounts due under this Agreement if they are not paid within thirty (30) days of the applicable due date. If the account is turned over for collection, Client shall pay all of FSG’s collection costs, including reasonable attorney’s fees. FSG reserves the right, in its sole and absolute discretion, to discontinue all services provided hereunder in accordance with Section 15(a)(iii) without any liability to Client or any other Person if Client is in breach of any payment obligation to FSG under this Agreement.

5.	Exclusivity.

(a)	The Services provided by FSG hereunder are not exclusive, and FSG and its affiliates may render services to other clients during the term of this Agreement, and such services may be the same or different or may rely on the same or different methods or processes as are utilized in the performance of the Services hereunder.

6.	Confidentiality.

(a)	FSG agrees to keep confidential all accounting, customer, trading and other information, business records, business practices, financial data, procedures and policies, security protocols, agreements and transactions of or relating to the Client and its affiliates (“Client Confidential Information”). For the avoidance of doubt, Client Confidential Information includes information regarding investors in the Client, all work product prepared or developed by FSG on behalf of Client, market positions, trade data, investments, portfolio holdings, trading strategies, and other proprietary and confidential information of Client and its affiliates. FSG agrees that it shall: (i) maintain the confidentiality of Client Confidential Information; (ii) appropriately instruct employees and other authorized persons who may be accorded access to Client Confidential Information by FSG; and (iii) not use or process Client Confidential Information for any purpose other than in fulfillment of its obligations under this Agreement. FSG further represents that each of its officers, employees, directors, consultants and agents is aware of FSG’s obligations pursuant to this Section 6 and is subject to an obligation of confidentiality with respect to the Client Confidential Information. FSG shall notify Client of any unauthorized release or access of Client Confidential Information. Notwithstanding the foregoing, FSG may disclose Client Confidential Information (A) to service providers of FSG and/or Client who have a need to access such information in order to provide services to FSG and/or Client and who have agreed to or are otherwise subject to confidentiality terms similar to those set forth in this Section 6(a), (B) in consultation with Client to the extent permitted under law, if required or requested to so by any regulatory authority having jurisdiction over Client or FSG or (C) to the extent required to do so by judicial or administrative process or by applicable law or regulation.

(b)	Client acknowledges that the advice, information and documentation provided or prepared by FSG in the performance of the Services may be proprietary to FSG. Client agrees to keep confidential all advice, information and documentation provided or prepared by FSG (“FSG Confidential Information” and, together with Client Confidential Information, “Confidential Information”). For the avoidance of doubt, FSG Confidential Information includes advice, templates, intellectual property, inventions, discoveries, patentable or copyrightable matters, business strategies and operations, business records, relationships, know-how, computer programs, screen formats, report formats, interactive design techniques, concepts, and methods and processes of doing business. Client agrees that it shall: (i) maintain the confidentiality of FSG Confidential Information; (ii) appropriately instruct employees and other authorized persons who may be accorded access to FSG Confidential Information by Client; and (iii) not reproduce, use or process or disseminate or disclose to any third party FSG Confidential Information for any purpose other than in fulfillment of its obligations under this Agreement. Client further represents that each of its officers, employees, directors, consultants and agents is aware of Client’s obligations pursuant to this Section 6 and is subject to an obligation of confidentiality with respect to the FSG Confidential Information. Client shall notify FSG of any unauthorized release or access of FSG Confidential

Information. Notwithstanding the foregoing, Client may disclose FSG Confidential Information (A) to service providers of Client who have a need to access such information in order to provide services to Client and who have agreed to or are otherwise subject to confidentiality terms similar to those set forth in this Section 6(b), (B) in consultation with FSG to the extent permitted under law, if required or requested to so by any regulatory authority having jurisdiction over Client or FSG or (C) to the extent required to do so by judicial or administrative process or by applicable law or regulation. For the avoidance of doubt, FSG Confidential Information does not include any Client work product or other Client Confidential Information.

(c)	FSG shall implement and maintain technical, organizational and physical measures intended to protect Confidential Information against anticipated threats or hazards to such information, including accidental or unauthorized disclosure, access, damage, destruction, alteration or loss, and other forms of unlawful processing. If FSG becomes aware of any actual or suspected unauthorized use of or access to Confidential Information (an “Incident”), FSG will take appropriate actions to contain and mitigate the Incident, including notification to Client as soon as possible, but at most within twenty-four (24) hours of learning of the Incident (subject to any delay requested by an appropriate law enforcement agency), to enable Client to expeditiously implement its response program. Upon request of Client, FSG will cooperate with Client to investigate the nature and scope of any Incident and to take appropriate actions to mitigate, remediate and otherwise respond to the Incident or associated risks.

(d)	Client shall maintain the confidentiality of the fee arrangements set forth in this Agreement.

(e)	The obligations of the parties hereto pursuant to this Section 6 shall survive termination of this Agreement.

7.	Ownership of FSG Intellectual Property. FSG shall retain title to and ownership of any and all FSG Confidential Information. For the avoidance of doubt, this paragraph does not apply to any Client Confidential Information.

8.	Independent Contractor.

(a)	FSG shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent Client in any way. Nothing herein shall be construed to constitute FSG as the agent or employee of Client or Client as the agent or employee of FSG, and neither party shall make any representation to the contrary. Except as may be expressly contemplated in the description of Services set forth on the attached Exhibit A, employees and officers of FSG will not be employees or officers of Client or its affiliates.

(b)	It is understood that FSG is not acting as a fiduciary of any person, including the Client or its investors, and shall have no duties or liability to the current or future equity holders of Client or its affiliates, any current or future investor in any Client or any other third party in connection with its engagement hereunder, all of which are hereby expressly waived.

9.	Nature of Services.

(a)	In addition to its administrative and ministerial roles contemplated as part of the Services, FSG may from time to time provide consulting services and otherwise render advice to Client. All non-ministerial actions taken pursuant to the advice provided by FSG shall be subject to the overall direction and control of Client, and all responsibility for such actions shall remain vested in Client at all times.

(b)	Client acknowledges that the Services provided by FSG hereunder do not include any investment management or advisory services or advice as to the value of securities or regarding the advisability of purchasing or selling any securities for any Client. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of FSG, and FSG is not hereby agreeing, to (i) provide investment advisory, sub-advisory or management services to any Client, (ii) furnish any advice or make any recommendations regarding the purchase or sale of securities or other instruments or (iii) render any opinions, valuations or recommendations of any kind with respect to securities or other instruments or to perform any such similar services in connection with providing the Services hereunder.

(c)	Client acknowledges that FSG is not a public accounting or auditing firm, is not a fiduciary of a public accounting or auditing firm, and does not provide, and the Services provided by FSG hereunder do not include, any public accounting or auditing services or advice.

(d)	Client acknowledges that FSG is not a law firm and is not engaged in rendering, and the Services provided by FSG hereunder do not include, any legal services or legal advice. Nothing in this Agreement shall be deemed to appoint FSG or any of its officers, directors or employees as Client’s attorneys, form attorney-client relationships or require the provision of legal advice. Client acknowledges that any in-house attorneys of FSG exclusively represent FSG and that Client may not rely on any such FSG attorneys to render legal advice. Because no attorney-client relationship exists between in-house FSG attorneys and Client, any information provided to FSG attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances, in which case FSG shall provide Client prior notice of any such disclosure and cooperate reasonably with Client, should Client desire to defend against such disclosure.

(e)	Client acknowledges that FSG is not rendering and will not render, and the Services provided by FSG hereunder do not and will not include, any tax advice. Client will rely solely on the advice of its own tax advisors. Any discussion by FSG of any tax matters in the course of, or in connection with, the provision of the Services is not intended or written to be used, and cannot be used, by any person for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or applicable state or local tax law provisions or (ii) promoting, marketing or recommending to another party any tax-related matters.

10.	Liabilities.

(a)	FSG shall at all times exercise reasonable care and diligence and act in good faith in the performance of its duties hereunder, provided, however, that FSG shall assume no responsibility and shall be without liability for any loss, liability, claim or expense suffered or incurred by Client (including attorney’s fees, disbursements, consequential, indirect, punitive, exemplary or special damages) except to the extent caused by the fraud, gross negligence or willful misconduct of FSG or FSG’s material breach of this Agreement. FSG shall be responsible for the performance of only such duties as are set forth in this Agreement and shall have no responsibility for the actions or activities of any other person, including other service providers to Client or its affiliates. FSG shall have no liability arising from or relating to any third- party hardware, software, information or materials selected or supplied by Client.

(b)	Without in any way limiting the generality of the foregoing, FSG shall in no event be liable for any loss or damage arising from causes beyond its reasonable control, including, without limitation, delay or cessation of Services hereunder or any damages to Client resulting therefrom as a result of any work stoppage, power or other mechanical failure, computer virus, natural disaster, change in law or regulation or other governmental action, communications disruption (including the Internet or other networked environment), act of terrorism, fire, public health crisis, or other cause, whether similar or dissimilar to any of the foregoing, in the case of each of the foregoing, which was not within FSG’s reasonable control (“Force Majeure Events”), except to the extent that FSG shall fail to establish and implement its disaster recovery and business continuity plan and maintain appropriate back-up and disaster recovery facilities as set forth below. FSG represents that it has established and shall maintain a disaster recovery and business continuity plan and appropriate back-up and disaster recovery facilities. In the event of a Force Majeure Event, FSG shall implement its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize service interruptions.

(c)	FSG SHALL NOT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE (INCLUDING, WITHOUT LIMITATION, RELATED ATTORNEYS’ FEES), WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT OR OTHERWISE, WHETHER OR NOT FORESEEABLE, EVEN IF FSG HAS BEEN ADVISED OR WAS AWARE OF THE POSSIBILITY OF SUCH DAMAGES.

(d)	FSG is authorized and instructed to rely upon the information it receives from Client or its affiliates or any third party agent authorized by Client to provide such information to FSG. Client, its affiliates and any third party agents from which FSG shall receive or obtain certain records, reports and other data related to the Services provided hereunder, are solely responsible for the contents of such information, including, without limitation, the accuracy thereof. FSG has no responsibility to review, confirm or otherwise assume any duty with respect to the accuracy or completeness of any such information and shall be without liability for any loss or damage suffered by Client as a result of FSG’s reliance on and utilization of such information. FSG shall have no responsibility and shall be without liability for any loss or damage caused by the failure of Client, its affiliates or any third party agent to provide it with the information required.

(e)	FSG shall have no liability for non-compliance by Client or its affiliates with applicable requirements of any laws, rules and regulations of governmental authorities having jurisdiction over Client, including, for the avoidance of doubt, securities and/or tax laws and regulations, as applicable.

(f)	IF FSG IS FOUND LIABLE FOR ANY LOSSES OR DAMAGES (WHETHER IN CONTRACT, TORT OR OTHERWISE) THE MAXIMUM LIABILITY OF FSG FOR ANY AND ALL LOSSES OR DAMAGES SUFFERED BY CLIENT SHALL BE LIMITED TO CLIENT’S DIRECT DAMAGES AND SHALL NOT IN THE AGGREGATE EXCEED THE SUM OF THE SERVICE FEES PAID TO FSG UNDER THIS AGREEMENT DURING THE THREE (3) MONTHS PRIOR TO THE ACT OR OMISSION THAT CAUSED THE LOSS.

11.	Representations and Warranties.

(a)	Client represents to FSG as follows:

(i)	Client has full power and authority and is permitted by applicable law to enter into this Agreement and to conduct its business as described in this Agreement.

(ii)	The performance by Client of its obligations under this Agreement will not conflict with, violate the terms of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, management or advisory agreement, or other agreement or instrument to which Client is a party or by which Client is bound or to which any of the property or assets of Client is subject, or any order, rule, law, regulation, or other legal requirement applicable to Client or to the property or assets of Client.

(iii)	Client has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties and assets, the violation of which would be reasonably likely to materially adversely affect Client’s or FSG’s performance of their obligations under this Agreement.

(iv)	Client is duly organized and validly existing under the laws of the relevant jurisdiction and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

(v)	Client has completed, obtained and performed, and will maintain in full force and effect during the term of this Agreement, all registrations, filings, approvals, authorizations, consents, licenses or examinations required by any government, governmental authority or other regulatory agency necessary to conduct its business as described in this Agreement.

(vi)	There is no administrative, civil or criminal proceeding pending or threatened against Client that is reasonably likely to have a material adverse effect on Client’s or FSG’s business or financial condition or its ability to perform its obligations under this Agreement.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time Client shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, Client shall promptly notify FSG of the occurrence of such event.

(b)	FSG hereby represents and warrants to Client as follows:

(i)	FSG has full power and authority and is permitted by applicable law to enter into and carry out its obligations under this Agreement and to own its properties and conduct its business as described in this Agreement.

(ii)	The performance by FSG of its obligations under this Agreement will not conflict with, violate the terms of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, or other agreement or instrument to which FSG is a party or by which it is bound or to which any of the property or assets of FSG is subject, or any order, rule, law, regulation, or other legal requirement applicable to FSG or to the property or assets of FSG.

(iii)	FSG has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties, and assets, the violation of which would be reasonably likely to materially adversely affect FSG’s performance of its obligations under this Agreement.

(iv)	FSG is duly organized and validly existing under the laws of the state of Texas and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

(v)	FSG has completed, obtained and performed, and will maintain in full force and effect during the term of this Agreement, all registrations, filings, approvals, authorizations, consents, licenses or examinations required by any government, governmental authority or other regulatory agency necessary to conduct its business as described in this Agreement.

(vi)	There is no administrative, civil or criminal proceeding pending or threatened against FSG that is reasonably likely to have a material adverse effect on FSG’s business or financial condition or its ability to perform its obligations under this Agreement.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time FSG shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, FSG shall promptly notify Client of the occurrence of such event.

(c)	FSG MAKES NO REPRESENTATIONS OR WARRANTIES, NOR SHALL FSG HAVE ANY LIABILITY, WITH RESPECT TO ANY THIRD PARTY PRODUCTS OR SERVICES.

(d)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, (I) THE REPRESENTATIONS AND WARRANTIES MADE BY FSG IN THIS AGREEMENT, AND THE OBLIGATIONS OF FSG UNDER THIS AGREEMENT, RUN ONLY TO CLIENT AND NOT ITS AFFILIATES, INVESTORS IN ANY CLIENT OR ANY OTHER PERSONS AND (II) UNDER NO CIRCUMSTANCES SHALL ANY AFFILIATE, INVESTOR IN ANY CLIENT OR ANY OTHER PERSON BE CONSIDERED A THIRD PARTY BENEFICIARY OF THIS AGREEMENT OR OTHERWISE ENTITLED TO ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

12.	Indemnification.

(a)	Client shall indemnify, hold harmless and defend FSG from and against any loss, liability, claim or expense (including reasonable attorneys’ fees and disbursements) suffered or incurred by FSG in connection with the performance of its duties hereunder arising from or in connection with (i) violations by Client or its affiliates of applicable law, (ii) any material breach of this Agreement by Client, or (iii) Client’s fraud, gross negligence or willful misconduct; provided, however, that such indemnity shall not apply to any liability or expense to the extent caused by FSG’s fraud, gross negligence or willful misconduct or by FSG’s material breach of this Agreement.

(b)	FSG shall indemnify, hold harmless and defend Client from and against any loss, liability, claim or expense (including reasonable attorneys’ fees and disbursements) suffered or incurred by Client arising from or in connection with (i) violations by FSG or its affiliates of applicable law, (ii) any material breach of this Agreement by FSG, or (iii) FSG’s fraud, gross negligence or willful misconduct; provided, however, that such indemnity shall not apply to any liability or expense to the extent caused by Client’s fraud, gross negligence or willful misconduct or by Client’s material breach of this Agreement.

(c)	The indemnification obligations of this Section 12 shall survive termination of this Agreement.

13.	Non-Solicitation.

(a)	During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, Client and its affiliates shall not, directly or indirectly, either for themselves or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by Client or its affiliates to be in the employment of FSG or its affiliates.

(b)	During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, FSG and its affiliates shall not, directly or indirectly, either for themselves or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by FSG or its affiliates to be in the employment of Client or its affiliates.

(c)	Notwithstanding the foregoing, the provisions of this Section 13 shall not prevent any party or its affiliates from hiring or retaining any person who responds to a general employment solicitation so long as such solicitation is not targeted specifically at one or more employees of the other party or its affiliates.

(d)	FSG and Client acknowledge and agree that, due to the uniqueness of the services to be provided by, and access of, their respective employees, and the confidential nature of the information such employees will possess, the covenants set forth herein are reasonable and necessary for the protection of their respective businesses and goodwill. FSG and Client expressly acknowledge the importance to each of them of the covenants set forth in this Section 13, and recognize that each of them would not enter into this Agreement and/or would not permit the access to its services, records or confidential information without the other’s consent hereto.

(e)	The obligations of this Section 13 shall survive termination of this Agreement.

14.	Term. This Agreement shall commence on the date hereof and shall continue in full force and effect until December 31st of the year in which the Services commence (the “Initial Term”) and thereafter shall be automatically extended for successive one (1) year terms (each, a “Renewal Term”), provided, however, that either party may terminate this Agreement pursuant to Section 15 below.

15.	Termination.

(a)	This Agreement shall be terminated as follows:

(i)	by Client or FSG upon at least twelve (12) months’ written notice from such party to the other party; or

(ii)	by Client, immediately upon written notice to FSG, if: (1) FSG is in material breach of this Agreement and shall fail, within fifteen (15) days of receipt of written notice served by Client requiring it to cure such breach, to cure such breach; (2) FSG or its affiliates engage in activity or conduct which Client reasonably believes to be in violation of applicable law and shall fail, within fifteen (15) days of receipt of written notice served by Client requiring it to cure such violation, to cure such violations; or (3) FSG becomes insolvent, goes into liquidation, bankruptcy or insolvency or if a receiver is appointed over any of the assets of FSG; or

(iii)	by FSG, immediately upon written notice to Client, if: (1) Client is in material breach of this Agreement (including, without limitation, any failure to timely make any payment or reimbursement required hereunder) and shall fail, within fifteen (15) days of receipt of written notice served by FSG requiring it to cure such breach, to cure such breach; (2) Client or its affiliates engage in activity or conduct which FSG reasonably believes to be in violation of applicable law and shall fail, within fifteen (15) days of receipt of written notice served by FSG requiring it to cure such violation, to cure such violation; or (3) Client becomes insolvent, goes into liquidation, bankruptcy or insolvency or if a receiver is appointed over any of the assets of Client.

(b)	In the event of a termination of this Agreement, Client shall pay to FSG the Service Fees through the date of termination of this Agreement.

(c)	For the avoidance of doubt, Client understands and agrees that to the extent, subsequent to the execution of this agreement, Client hires either internal or external resources to provide services duplicative of any or all of the Services, such activity will in no way (i) excuse any payment obligation of Client for fees due under this Agreement, or (ii) affect in any way the term of this Agreement.

(d)	In the event of a termination of this Agreement, FSG agrees to (i) use reasonable efforts to assist Client and any successor service provider(s) appointed by Client in connection with the related transition to the new service provider(s) and (ii) return to Client any Confidential Information.

16.	Assignment. This Agreement shall bind, benefit and be enforceable by and against FSG and Client and, to the extent permitted hereby, each of their respective successors and assigns. Neither party hereto shall assign this Agreement or any of its rights hereunder without the other’s prior written consent.

17.	Governing Law. FSG and Client hereby agree that this Agreement shall be deemed to have been made under and shall be governed by and construed in accordance with the laws of the United States of America and the State of Texas. FSG and Client further agree that any legal action or proceeding with respect to this Agreement SHALL be brought in the STATE AND FEDERAL COURTS LOCATED IN HARRIS COUNTY, TEXAS, and, by the execution and delivery of this Agreement, each of FSG and Client hereby irrevocably and unconditionally accepts with regard to any such action or proceeding the EXCLUSIVE jurisdiction of the aforesaid courts.

18.	Amendment; Waiver. This Agreement shall not be amended except by a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties or from any failure by either party to assert its or his rights hereunder on any occasion or series of occasions.

19.	Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, or if sent by U.S. First Class mail, postage pre-paid, or by electronic mail, addressed as follows (or such other addresses as to which notice is given):

To FSG:

FSG Operating LLC

Attn: Isaiah Massey

4611 Perry St

Houston, Texas 77021

Email: ilmassey@fundservicesgroup.com

To Client:

CAZ Strategic Opportunities Fund

Attn: Christopher Zook

Chairman & CIO of its Investment Adviser

One Riverway, Suite 2000

Houston, TX 77021

Email: caz@cazinvestments.com

20.	Miscellaneous.

(a)	Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior agreement or understanding between them with respect to such subject matter.

(b)	Headings; Use of Terms. Headings to sections and subsections in this Agreement are for the convenience of the parties only and are not intended to be a part of or to affect the meaning or interpretation hereof. Use of the term “including” in this Agreement means “including without limitation.” References in this Agreement to affiliates of Client shall not include Fund Services Group LLC or any of its subsidiaries (including FSG) or any of their respective employees. References in this Agreement to affiliates of FSG shall not include Client or any of its employees or subsidiaries.

(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)	Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement or the application of such provision to other persons or circumstances shall not be affected thereby.

(e)	No Partnership or Joint Venture. Nothing contained herein shall be construed as to constitute a partnership or joint venture between the parties hereto or authorize either party to represent the other or to contract any liability whatsoever on behalf of the other party.

(f)	No Third Party Beneficiaries. Except as expressly stated herein, this Agreement is not intended to benefit, and shall not convey any rights to, persons other than the parties hereto.

(g)	Use of Name. Neither party may use another party’s name, its trademarks, service marks or logos in connection with the Services or otherwise without the prior written consent of such party, which consent may be withheld for any reason and may be subject to certain conditions, although FSG may privately identify you as an existing client in connection with confidential conversations with other potential clients.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

FSG:

FSG OPERATING LLC (a Texas limited liability company)

By:	Fund Services Group LLC
(its Manager)

By:	/s/ Isaiah Massey
Isaiah Massey
Manager

CLIENT:

CAZ Strategic Opportunities Fund

By:	/s/ Christopher A. Zook
Christopher A. Zook
Chairman & CIO

EXHIBIT A

Services

Registered Fund Administration Services, including:

●	Recommendations and introductions to other service providers for the Client including, but not limited to, fund administration, transfer agent, distributor, custody, brokerage, audit, tax, and legal providers;

●	Review of draft legal documents for the Client to ensure alignment with business objectives;

●	In collaboration with Client’s Principal Financial Officer, oversee production of any required financial reporting, including audit or tax reporting by service providers;

●	Propose to Board of Trustees and manage key service providers for the Client such as the Fund’s tax preparer, auditor, fund administrator, transfers agent, distributor, and/or custodian;

●	Review and approve, in collaboration with Client Principal Financial Officer, all NAV and financial statement packages;

●	Review and approve, in collaboration with Client Principal Financial Officer, all investor reporting and investor 1099s;

●	Complete subscription or other investment documentation for the Client’s investments;

●	Monitor the Client’s investment portals for release of documents, including distribution and account statements, K-1 tax forms, audited financial statements, and communicate such information to Client, Client’s Valuation Committee (or comparable responsible party), fund administration, audit and tax service providers as appropriate;

●	Obtain and maintain documentation of investment specific information utilized in Client’s SEC reporting, including the percentage the Client owns of each investment, the investment’s valuation methodology (ie: audited annually and follows ASC 946), investment strategy, redemption frequency and notice period, management and performance fees, as applicable;

●	Obtain documentation of Client’s underlying investments’ tax classifications, including look-through detail of investment funds and communicate such information to Client’s fund administration, audit and tax service providers as appropriate;

●	Obtain tax estimates, where available, from Client’s underlying investments, and provide to the tax service provider to assist with IRS excise tax requirements and required annual distributions;

●	Consultation on alignment of Client business processes with its Compliance Manual and underlying compliance program;

●	Collaboration with the Client Chief Compliance Officer in overseeing production of SEC (or other foreign or domestic regulator, as applicable) filings by other service providers;

●	Acting as needed with the Client Chief Compliance Officer to maintain required records, documentation, monitor communications, and manage other elements of the compliance program as outlined in the Compliance Manual; and

●	Oversee Client Board of Trustee reporting by other service providers and attend Board meetings as requested.

Investor Services, including:

●	Selection, configuration, integration, and/or management as applicable, of key systems and applications for the Client, including the Investor Portal, CRM, and Digital Subscription Platforms;

●	Design and documentation of processes and protocols associated with the Client shareholder experience that span Client, its investment adviser, and fund administrator responsibilities to ensure a seamless experience;

●	Actively support the subscription process for investors in Client, including pre-population of subscription documents, signature processing, and any other elements of the shareholder onboarding experience; and

●	Manage all formal and ad-hoc communication with investors in Client related to their investments and shareholder reporting.

For the avoidance of doubt, (a) FSG will not complete the audit of the Client, but may oversee or direct third party vendors in the provision of such service as requested by the Client or the Client’s Board of Trustees, (b) FSG will not provide any services associated with investment management, modeling, evaluation, or other initial or ongoing diligence services associated with the underlying investments of the Client, (c) FSG will not provide any services associated with the raising of capital from third parties other than those strictly of an operational nature, (d) FSG does not provide tax advice and (e) FSG will not act as the transfer agent or fund accounting resource for the Client.

Service Fees

Service Fees will be invoiced quarterly in advance on the basis of the AUM (which shall be equivalent to the net asset value, calculated in a manner consistent with the applicable offering documents) of the Client as of the first day of each fiscal quarter. Applicable Service Fee rates are as follows:

●	Subject to an aggregate quarterly minimum of $28,000, 11.2 basis points (0.112%) of AUM on an annualized basis (2.80 basis points per quarter) will be payable by the Client to FSG

Service Fees for any partial periods will be prorated on the basis of the actual number of days in such period.